MARKET RELEASE

7 December 2015

Progen Pharmaceuticals Limited

TRADING HALT

The securities of Progen Pharmaceuticals Limited (the "Company") will be placed in Trading Halt Session State pending the outcome of the meeting of security holders to consider resolutions concerning a transaction which will result in a significant change to the Company's scale.

If security holders do not approve the resolutions, the trading halt will be lifted when the Company confirms that it will not proceed with the transaction.

If security holders approve the resolutions, trading in the Company's securities will be reinstated when the Company satisfies ASX Limited that it meets the requirements of Chapters 1 and 2 of the Listing Rules.

Security Code: PGL

Ivan Tatkovich

ADVISER, LISTINGS COMPLIANCE

ABN 82 010 975 612

Level 18, 101 Collins Street
Victoria 3000 Australia
Telephone: + 61 7 3273 9133
Facsimile: + 61 7 3375 1168
www.progen-pharma.com

Mr Ivan Tatkovich
Adviser, Listings Compliance
ASX Compliance Pty Ltd
20 Bridge Street
Sydney NSW 2000

7 December 2015

Request for Trading Halt

In accordance with ASX Listing Rule 17.1, Progen Pharmaceuticals Limited ("Progen" or "the Company") (ASX: PGL, OTC: PGLA) requests that ASX grant a trading halt of quotation of its securities, effective immediately, due to the following:

1. The Company is holding a General Meeting of shareholders on Monday 7 December 2015 at 11:45am (AEDT) or as soon as the Annual General Meeting scheduled to take place at the Boardroom of Level 27, 101 Collins Street, Melbourne on 30 November 2015 at 11:00am (AEDT) has concluded or been adjourned, whichever is earlier. At the General Meeting, shareholders are being asked to consider, amongst other matters, the acquisition of TBG Inc. pursuant to ASX Listing Rule 10.1, and therefore will be required to re-comply with Chapters 1 and 2 of the ASX Listing Rules;

2. The Company expects the trading halt to be applied until the outcome of the meeting is known;

3. If the resolution to complete the proposed acquisition is passed, the Company will request a suspension of its securities which it expected will be applied until the Company re-complies with Chapters 1 and 2;

4. The Company will, during the suspension, seek to finalise the contemplated transaction and re-comply with Chapters 1 and 2 of the ASX Listing Rules;

5. If the resolution to complete the proposed acquisition is not passed, the trading halt will be lifted.

6. The Company is not aware of any reason why the trading halt should not be granted.

If you require any further information to assist your assessment of this request for a trading halt, please do not hesitate to contact the Company Secretary, Blair Lucas, on 0403 359 638.

Yours sincerely,

Blair Lucas
Company Secretary
+61 7 3273 9133
+61 403 358 638